EXHIBIT 21

SUBSIDIARIES OF STAGE STORES, INC.

Name	State of Formation	Ownership

Specialty Retailers, Inc.	TX	100%

Specialty Retailers (TX) LP	TX	100%

SRI General Partner LLC	NV	100%

SRI Limited Partner LLC	NV	100%